UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

70532Y303
(CUSIP Number)

Dr. Simon G. Kukes
5100 Westheimer Suite 200
Houston, Texas 77056
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.70532Y303	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSONS SK Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	31,765,034 shares of Common Stock*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	31,765,034 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,765,034 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.9% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON OO
 * Not including the conversion of interest into Common Stock under the terms of the August 2018 Note (defined below), which interest is also convertible into Common Stock.

CUSIP No.70532Y303	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSONS Dr. Simon Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	32,293,034 shares of Common Stock*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	32,293,034 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,293,034 shares of Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3% of the Issuer's outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

 * Not including the conversion of interest into Common Stock under the terms of the August 2018 Note (defined below), which interest is also convertible into Common Stock.

CUSIP No.70532Y303	SCHEDULE 13D	Page 4 of 6

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 16, 2018 and the Amendment No. 3 thereto, filed with the Commission on December 26, 2018 (such Schedule 13D as amended to date, the “Schedule 13D”), by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Dr. Simon G. Kukes (“Kukes”), each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On January 11, 2019, the Company sold a $15,000,000 Convertible Promissory Note (the “January 2019 Convertible Note”) to SK Energy. The January 2019 Convertible Note accrues interest monthly at 8.5% per annum, which interest is payable on the maturity date unless otherwise converted into common stock as described below. The January 2019 Convertible Note and all accrued interest thereon are convertible into shares of Common Stock, from time to time, at the option of the holder thereof, at a conversion price equal to $1.50 per share (the “Conversion Price”). The conversion of the January 2019 Convertible Note is subject to a 49.9% conversion limitation for so long as SK Energy or any of its affiliates holds such note, which prevents the conversion of any portion thereof into Common Stock if such conversion would result in SK Energy beneficially owning (as such term is defined in the Securities Exchange Act of 1934, as amended)(“Beneficially Owning”) more than 49.9% of the Company’s outstanding shares of Common Stock. The January 2019 Convertible Note is due and payable on January 11, 2022, but may be prepaid at any time without penalty. The January 2019 Convertible Note contains standard and customary events of default and, upon the occurrence of an event of default, the amount owed under the January 2019 Convertible Note accrues interest at 10% per annum.

On February 15, 2019, the Company and SK Energy, entered into a First Amendment to Convertible Promissory Notes (the “Amendment”) which amended (i) the Convertible Promissory Note, in the principal amount of $22,000,000, issued by the Company to SK Energy on August 1, 2018 (the “August 2018 Note”) and the other $1,600,000 in Convertible Promissory Notes sold by the Company on August 1, 2018 (the “Other Notes”), (ii) the Convertible Promissory Note, in the principal amount of $7,000,000, issued by the Company to SK Energy on October 25, 2018 (the “October 2018 Note”), and (iii) the January 2019 Note (together with the August 2018 Note and the October 2018 Note, the “Convertible Notes”). Pursuant to the Amendment, each of the Convertible Notes and each of the Other Notes was amended to remove the conversion limitation that previously prevented SK Energy from converting any portion of the Convertible Notes (or Other Notes) into common stock of the Company if such conversion would have resulted in SK Energy Beneficially Owning more than 49.9% of the Company’s Common Stock.

Immediately following the entry into the Amendment, on February 15, 2019, SK Energy elected to convert (i) all $15,000,000 of the outstanding principal and $125,729 of accrued interest under the January 2019 Note, at a conversion price of $1.50 per share, as set forth in the January 2019 Note, into 10,083,819 shares of Common Stock, and (ii) all $7,000,000 of the outstanding principal and $186,776 of accrued interest under the October 2018 Note, at a conversion price of $1.79 per share, as set forth in the October 2018 Note, into 4,014,959 shares of Common Stock, which shares represent approximately 47.1% of the Company’s then outstanding 29,907,223 shares of issued and outstanding Common Stock after giving effect to the conversions.

CUSIP No.70532Y303	SCHEDULE 13D	Page 5 of 6

Item 5. Interest in Securities of the Issuer

(a)
As of the close of business on February 19, 2019, the Reporting Persons beneficially own in aggregate 32,293,034 shares of Common Stock representing 80.3% of the 40,235,861 shares of the Company’s issued and outstanding Common Stock which would be issued and outstanding on such date assuming the full conversion of the August 2018 Note into Common Stock. As of the close of business on February 19, 2019, SK Energy beneficially owns an aggregate 31,765,034 shares of Common Stock representing 78.9% of the 40,235,861 shares of the Company’s issued and outstanding Common Stock which would be issued and outstanding on such date assuming the full conversion of the August 2018 Note into Common Stock. By virtue of his relationship with SK Energy discussed in further detail in Item 2, Kukes is deemed to beneficially own the shares of Common Stock beneficially owned by SK Energy.

(b)
Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy.

(c)
See Item 3, above.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

(e)
N/A.

CUSIP No.70532Y303	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2019

SK Energy LLC

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes
Chief Executive Officer

/s/ Dr. Simon G. Kukes
Dr. Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.